
Waxelene
Multi-Purpose
Ointment

INVEST IN **WAXELENE**

Organic Sensitive Skin Care Brand That A-List Celebrities And Loyal Customers Are Raving About

waxelene.com Solana Beach CA

Ecommerce | Consumer Goods | Retail | B2C | Health & Fitness

Highlights

1. Brand loyalty in the top 2% of personal care companies on Amazon

2. 1,000's of 5-star reviews & testimonials claiming life-changing relief for sensitive skin

2. and eczema

3. Un-paid #press from A-list celebrities like Gigi Hadid, Zooey Deschanel, lily Aldridge & Halle Berry

4. Success in retail distribution, over 15,000 shelves including CVS, Whole Foods, Walgreens and more

5. Revenue doubled in two years and tripled in three year. $21 Billion SAM. Multi-Billion $ exit comps

6. Huge demand from loyal customers for more products to address the sensitive skin care market gap

7. Developing and testing an organic sensitive skin care range with Skin Safe and the Mayo Clinic

8. Team of highly passionate, qualified, well-educated, forward thinking and hard working individuals.

Our Team



Todd Cooper Founder/CEO

Serial Founder with two exits and patents. Todd has been a pioneer of natural products for 20 years. He is a visionary leader determined to make a positive impact. His mathematics and organizational skills make him a meticulous architect of any business.

> Waxelene unites humanity because It works for anyone regardless of age, religion, race or classification. Waxelene is a positive integral part of so many peoples lives. I decided that if I want the best sustainable personal care products and guarantee quality standards, then I will need to make them myself.



Hannah Turner Marketing Director

Hannah has industry leading knowledge and experience across all aspects of e-commerce digital marketing. She uses her skills and education to effectively lead a team of outsourced B2B UX, UI, IT, SEO and Meta marketing professionals



Katelyn Hill Operations Manager

Katelyn puts her Masters degree in data analytics, undergrad in product Management, and Cosmetology training to work managing the supply chain. Her direct connection to the customer and operations keeps her finger on the pulse of the company.

Instant Impact Investment

Do you want your investment to have an immediate impact?

Investing in Waxelene helps people with sensitive skin get the products they need now.

Approximately 60% of the population reports having some sort of sensitive skin. Yet this is an underserved market when it comes to organic personal care.

Waxelene has a massive following, particularly among people with eczema and sensitive skin. Many A-List celebrities won't leave home without their Waxelene.

Over 2 million units have already been sold. There are literally hundreds of thousands of regular customers who RELY on Waxelene. The team polled them and the verdict is out:

Waxelene makes the best products for sensitive skin!

The Waxelene team has partnered with the industry leading scientists at Skin Safe and the Mayo Clinic to develop an entire range of sensitve skin care products.

The funding from this round gets these products straight to market. Some of which are already developed and in testing.

Current Product Offering:

Waxelene's flagship product, the Multi-Purpose Ointment, is an international best seller. It has been a top ten best-seller in every region of Whole Foods. Famous for it's patented aeration process, it is super popular for a reason. Thousands of customers swear by it as the only thing that works for their eczema.

Waxelene's clay mud masks are a cut above the rest. They are packaged dry so they do not need any chemical preservatives. This allows the natural probiotic benefits of the clay to shine through. It also makes it a great value.


Waxelene's Products
Multi-Purpose Ointment
Large Jar
Travel Jar
Lip Tube
Travel Tube
Lip Tube
Calming Ointment
Mud Masks
Beautifying Mud Mask
Clarifying Mud Mask
Detoxifying Mud Mask

Celebrity Mentions And Press

Waxelene is an insider secret among Hollywood actors and actresses. They get paid to look their best, so when they find something that works they stick to it.

Watch this space for some exciting new celebrity + Waxelene collaborations.


A-List Celebrity Recommendations
Lily Aldridge & Her Baby Can't Live Without Waxelene
When the supermodel isn't walking the Victoria's Secret Fashion Show runway, Lily Aldridge is at home taking care of her 4-year-old daughter, Dixie. And when it comes to Dixie, Aldridge is Waxelene-obsessed: "Waxelene is one of my favorite products and mommy 'survival' essentials!"
sanitizer
Waxelene
Victoria's Secret Angel Lily Aldridge is Waxelene-obsessed.
She loves Waxelene so much she gifted it to her top-model best friend Gigi Hadid!
Gigi shares her love for Waxelene with her 71 million instagram followers!
Both of these top models can afford any products on the market but they both choose Waxelene because of how well it works!
gigihadid
Waxelene
Multi-Purpose


A-List Celebrity Recommendations
"I've found the ultimate lip saver!" - Halle Berry
"I usually have a small tube of it with me all the time" - Zooey Deschanel
Waxelene works so well that celebrities will promote
2 I've found the ultimate lip saver! Makeup artist Fiona Stiles (she works with Halle Berry) turned me on to Waxelene, $6.99, an eco alternative to petroleum jelly. "Pat it on before lipstick," she told me. "It'll keep your lips soft without melting away the color." I've been wearing it under Mark Lipclick Luxe Shimmer Lipstick in Pink Icing (right, $12), and the combo makes the color last for hours.
Waxelene
+
CELEBRITY SHOPPING | SEPT. 22, 2020
What Zooey Deschanel Can't Live Without
By Zooey Deschanel as told to Jenna Milliner-Waddell
Waxelene Organic Soothing Botanical Jelly
$7

it without being asked!



This acts like a petroleum product, but it's all-natural. It's made of beeswax and other oils and stuff. Basically, if you have really dry skin, you can put it on over your moisturizer. You can also use it as a lip balm and with kids, like if your baby has a rash you could use this. You can put it on a little cut or a burn. It is just so multipurpose. I usually have a small tube of it with me all the time.

Waxelene Press Wins

- Dozens of Million + Circulation Print Magazines
- On the set of major TV shows and Movies
- Featured in books
- Viral Posts


BUYER'S GUIDE
Lucky
Lucky
organic spa
babytalk
organic spa
Prevention
whole living
redbook

Customer Reviews By The Thousands

Many Waxelene customers have had life-changing results, and THOUSANDS have been so thrilled that they've shared their experience in online reviews:


WAXELENE REVIEW
"I LOVE WAXELENE SO MUCH. I USE IT TO TAME FLYAWAY HAIR, HEAL DRY SKIN, ON MY HANDS IN, ON MY LIPS, AND TO DIMINISH MY MILD ROSACEA ON MY CHEEKS. I'VE TRIED EVERYTHING BUT WAXELENE DOES IT ALL AND DOES


WAXELENE REVIEW
"I USE WAXELENE EVERY DAY ON MY LIPS, ELBOWS, CUTICLES ETC AND IT SITS RIGHT ON MY BEDSIDE TABLE... BUT EVERY TIME MY DAUGHTER VISITS IT


IT THE BEST. I SERIOUSLY COULDN'T LIVE WITHOUT THIS STUFF. I COULD NOT RECOMMEND IT ANYMORE. I WILL FOREVER BE A CUSTOMER."
DANNY
HER TO HAVE HER OWN! PERFECT GIFT. I KNOW SHE ALREADY LOVES IT AS MUCH AS I DO!"
LISA


Waxelene Eczema Prevention Review
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Waxelene
Multi-Purpose Ointment
The Only Eczema Treatment My Son Needs!
"Waxelene makes his eczema go away within a few days,
o longer use hydrocortisone cream."
Watch on YouTube


Dermatologist Reviews Skincare Product - Waxel...
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Waxelene
BEAUTIFUL SKIN NATURALLY
Dermatologist Skincare Review!
DR. KIRA DUCHARME
Watch on YouTube

Undeniable Results - Before & After

Our customers send us their before and after pictures. They tell us that they want to help other families find Waxelene products. It's all about helping people by spreading the word.


BEFORE
AFTER

The Big News!!!

Waxelene is developing a range of organic sensitive skin body wash,

shampoo, conditioner and more. Tens of thousands of people with sensitive skin already rely on Waxelene for relief. The same care and attention to detail that has made all of Waxelene's products highly effective, simple, natural, enjoyable to use, and packaged responsibly will be given to this new range. Skin Safe utilizes 25+ years of data from the Mayo Clinic and a network of patients who have been patch tested to determine their specific sensitivities. That means the new products can be rigorously tested by targeted focus groups.

Science Combined With Nature

For this product line, Waxelene has joined the Developed with SkinSAFE program. SkinSAFE is an ingredient-based recommendation platform that helps individuals with sensitive skin find products that are safe for them, and their product ratings are backed by 25+ years of clinical data and science. Through the Developed with SkinSAFE program, Waxelene will be working with their team on the formulation of each product to choose ingredients that are safe for sensitive skin. Additionally, products will be tested following the safety standards set by the team at SkinSAFE which helps ensure the safest products for sensitive skin.

Market Analysis

Total Available Market

The global **beauty and personal care products market size** was estimated at

USD $519 billion in 2022

and is expected to grow at a compound annual growth rate (CAGR) of 7.7% from 2023 to 2030.

(According to Grandview Research https://www.grandviewresearch.com/industry-analysis/beauty-personal-care-products-market)

Segmented Available Market

The Segmented Available Market for Natural Personal Care was estimated at

$21 Billion

(According to Statista https://www.statista.com/outlook/cmo/beauty-personal-care/personal-care/natural-personal-care/worldwide)


Market
TAM – $519 Billion
SAM - $21 Billion
~7.7% annual growth > 2023
Diverse market potential
1/1000 SAM = exit revenue

*stats from Grand View Research and Statista

Historical Numbers

Waxelene revenue DOUBLED in 2 years and almost TRIPLED in 3 years from 2019.

53% Gross Margins in 2022

90% of sales were DTC. 60% of sales are from Amazon US.

Historical Financials

	2019	2020	2021	2022	2023
Revenue	$300K	$370K	$602K	$843K	~$843K
COGS	$169K	$246K	$359K	$397K	~$397K
GM%	44%	34%	41%	53%	~53%
OpEx	$159K	$128K	$228K	$447K	~$447K
EBITDA	-$29K	$6K	$16K	$0	~$0

Projections

The projections assume that the funding goals of this round are met. The fundraising round is kicking off much later in 2023 than expected and therefore revenue scaling will be more apparent in 2024.

The post money valuation of Waxelene after the last round in 2015 was ~$5 million

~$5 million

Forward-looking projections are not guaranteed.

Projections

	2024	2025	2026	2027	2028
Revenue	$1.5M	$2.5M	$6M	$10M	$24M
COGS	$750K	$1.25M	$3M	$5M	$12M
GM%	50%	50%	50%	50%	50%
OpEx	$600K	$900K	$1.8M	$3M	$6M
EBITDA	$150K	$350K	$1.2M	$2M	$6M

Growth Strategy

The three critical growth metrics are Customers (C), Frequency (F) and Average Order Value (AOV):

- Product diversity combined with ads will acquire new C.
- Expanded range and retargeting will improve F.
- Cross-selling and upselling the new products will boost AOV.
- Increasing each of the three metrics by 33% YOY will double annual revenue.

Business Model

- E-Commerce
  - 90% of sales

- ROAS of $6 to $12
- Amazon, Website, International

- Brick & Mortar
  - 10% of Sales
  - Historically sold in over 15,000 stores
  - US and International
- Growth
  - Increase AOV, Frequency and Customers
  - Expand Product Range
  - Scale Successful Ad Campaigns



Exit Strategy

- Companies in the Natural Personal Care space typically get valued at 3-5 times their previous years revenue. (according to **https://www.ey.com/en_ca/private/personal-care-m-a-year-in-review**)

- Most acquisitions involve companies with $10 million annual revenue or more.

- When Waxelene reaches $2 million per month in revenue, then it will be worth approximately $100 million (projections not guaranteed).

- The goal for Waxelene is to get a sale of the company in 3-5 years. Following our proven growth strategies, according to the projections, the company will be poised for an acquisition at that time. Achieving the target GAR may take longer or may happen sooner than planned. There are no guarantees that there will be a sale event.

- The ideal sale is $50 million to $100 million. While sales of $1 billion do happen in this space, there are fewer buyers at that price point. It would be wise to seek a sale at the $100 million mark where there are more potential buyers.

- The time and value of the sale will be determined by how quickly Waxelene can grow revenue and find the right buyer.

Exit Comps

*stats from public sources

Company	Sale Price	Sold To	GAR	SP/GAR
Bare Escentuals	$1.7B	Shiseido	$600MM	3x
Burt's Bees	$925 MM	Clorox	$160MM	6x
Aesop	$2.5B	L'Oreal	$500MM	5x
Drunk Elephant	$845MM	Shiseido	$150MM	5.6x

Use Of Funds

- R&D of the Sensitive Skin Care range.
- Focus group product testing with Skin Safe patients and data analysis.
- Marketing and allowances for the Sensitive Skin Care Range.
- Working capital for inventory to grow revenue.
- Growing the Waxelene team for scaling capacity.


Use of Funds
Financing will facilitate
R&D Sensitive Skin Range
Product Testing w/ Skin Safe
Marketing and Allowances
Working Capital for Inventory


Growing the Management Team
Result of funding
Expanded Range
Increased Brand Awareness
Larger Distribution Network
Streamlined Supply Chain
Scalability

The Offer

Waxelene is offering the opportunity for anyone (who meets standard Equity Crowdfunding criteria) to invest in the company during this community round.


Offering
Series A Round (Previous)
$500K+ Raised
$2.5M Post-Money Valuation
2013
Series B Round (Previous)
$1M Raised
$5M+ Post-Money Valuation
2015
Series C Round (Current)
$1.2M S.A.F.E.
$8M Valuation Cap
2023

Join the Waxelene family!

Waxelene investors are as cutting edge as it's products. They understand conscious capital and that you can make money and make the world a better place at the same time. Current investors include:

- Professional Investors

- Professional Investors
- Dermatologists who have recommended Waxelene to their patients over many years
- Loyal Waxelene Customers
- Crowdfunding Community

The Waxelene community is built on gratitude and love. It's an amazing thing to be a part of. There's no better time to get involved and invest now.

How it works:

- Click on Invest Now

- Choose the amount you want to invest (minimum $100)

- Follow the prompts to make sure your investment is completed.

- Wefunder will need to verify your identity and confirm that you are eligible to invest.

- Check your emails in case they follow up and check your account to make sure you have confirmation of the investment and related documentation.

What happens next:

- You will get a SAFE note. This stands for Simple Agreement for Future Equity. It is a rolling close so it may take a week or two to finalize everything.

- The SAFE is a placeholder that converts into equity at the next investment round or sale event.

- In order to know how much equity your investment gets, a valuation of Waxelene must be made.

- A valuation of Waxelene will be determined at the next investment

- A valuation of Waxelene will be determined at the next investment round or sale event. Your SAFE will be converted to equity based on that valuation.

- If the pre-money valuation of the next round is $10.6 million or less then the SAFE from this round will convert at 75% of that valuation. This is what 25% discount refers to.

- If the pre-money valuation of the next round is over $10.6 million then the SAFE from this round will convert at an $8 million valuation. That is the what Valuation Cap refers to.

- If there is no future investment rounds or sale events then there will be no return on investments in this round. There is no way to access, sell or refund the investment until the sale event. That is a risk.